

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



05061999

July 20, 2005

Fred A. Summer
Squire, Sanders & Dempsey L.L.P.
1300 Huntington Center
41 South High Street
Columbus, OH 43215-6197

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/20/2005

Re: Peoples Ohio Financial Corporation
Incoming letter dated June 28, 2005

Dear Mr. Summer:

This is in response to your letter dated June 28, 2005 concerning the shareholder proposal submitted to Peoples Ohio by Gregory J. Iammarino. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gregory J. Iammarino
1955 Woodbine Ct.
Troy, OH 45373

SQUIRE, SANDERS & DEMPSEY L.L.P.

SQUIRE SANDERS | LEGAL COUNSEL WORLDWIDE

1300 Huntington Center
41 South High Street
Columbus, Ohio 43215-6197

Office: +1.614.365.2700
Fax: +1.614.365.2499

Direct: +1.614.365.2743
fsummer@ssd.com

June 28, 2005

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Peoples Ohio Financial Corporation – Exclusion of Shareholder Proposal

Ladies and Gentlemen:

On behalf of Peoples Ohio Financial Corporation, an Ohio corporation (the "Company"), we hereby notify the Securities and Exchange Commission (the "Commission") that the Company plans to omit the shareholder proposal submitted to the Company by Mr. Gregory J. Iammarino dated June 2, 2005 (the "Proposal") from its proxy statement and form of proxy (the "Proxy Materials") for its 2005 annual shareholders' meeting (the "2005 Meeting") pursuant to 17 C.F.R. § 240.14a-8 ("Rule 14a-8"), as promulgated by the Commission under the Securities Exchange Act of 1934, as amended.

We respectfully request, on behalf of the Company, that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for the reasons set forth below. To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

I. The Proposal

Mr. Iammarino has requested that the Proposal be included in the Company's Proxy Materials for the 2005 Meeting. The Proposal reads as follows:

> Be it resolved that the shareholders of Peoples Ohio Financial Corporation urge the Peoples Ohio Financial Corporation Board of Directors to arrange for the immediate cancellation of all existing stock options held by Directors and Officers of Peoples Ohio Financial Corporation.

A copy of the Proposal and its Supporting Statement are attached to this letter as Exhibit A.

II. Bases For Exclusion From Proxy Materials

The Proposal is intended to prompt the Company's board of directors to arrange for the **immediate cancellation of all *existing* stock options** held by "Directors and Officers" of the Company. For the following reasons, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(2), (6) and/or (7).

A. Rule 14a-8(i)(2) – The Proposal, If Implemented, Would Cause The Company To Violate State Law

The Company may exclude the Proposal from the Proxy Materials because the Proposal, if implemented, would cause the Company to breach agreements between the Company and certain Company personnel with respect to their rights under existing stock options. The Company has granted stock options to various outside directors, executives and employees of the Company pursuant and subject to the terms and conditions set forth in the Company's incentive stock option plans. The holders of these options have contractual rights to exercise them in accordance with these plans. The incentive stock option plans do not allow the Company to unilaterally modify the terms of, or cancel, existing outstanding options. Two of the plans expressly provide that the Company may not amend the terms of the stock option plans if such an act would affect or in any way impair the rights of a stock option recipient with respect to any option already granted under the plans. If the Company were to cancel these existing options held by directors and officers of the Company, the Company would breach its contractual obligations to such directors and officers under these incentive stock option plans.

Under Ohio law, if a party fails to perform its material obligations under a contract, the party has breached the contract and the non-breaching party may either rescind the contract or sue for damages. Wilson v. Kreusch, 111 Ohio App. 3d 47, 56, 675 N.E.2d 571, 576 (2nd Dist., Montgomery Co. 1996). To cancel all existing stock options held by directors and officers under the Company's incentive stock option plans would cause such a breach. An employee (including an officer and/or director) has a right of action for damages against his or her employer if the employer refuses to sell the optioned stock on the employee's valid exercise of his or her option. Annotation, Rights and Liabilities as between Employer and Employee with respect to Employee Stock Options, 96 A.L.R. 2d 176, §§ 2, 15 (1964; updated April 2005). An employer may not unilaterally adjust the rights of an employee to compensation provided for in a written contract.

> It is well established that "the compensation of an employee is ordinarily one of the terms of the employment contract. When an executive has been employed for a definite time under an express contract stipulating the payment of a stated compensation, **the employer has no power arbitrarily to reduce that compensation during the term of the employment**."

BankAmerica Corporation (Feb. 24, 1999) (citing Annotation, Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee, 69 A.L.R. 4th 1145, 1147 (1989); 53 Am. Jur. 2d, Employment Relationship §§ 52-76 (Law. Co-op. 1996 & Supp. 1998) (emphasis added)).

The Staff has consistently recognized that proposals that would cause a company to breach existing contracts may be excluded from a company's proxy materials. For example, in a no-action letter issued to The Gillette Company, the Staff noted there appeared to be some basis for excluding a proposal under Rules 14a-8(i)(2) and 14a-8(i)(6) which would alter the exercise price of stock options that the company was already contractually obligated to grant to its chief executive officer "**because [the proposal] may cause [the company] to breach an existing compensation agreement**." The Gillette Company (March 10, 2003) (emphasis added). *See also* Selective Insurance Group, Inc. (March 24, 2003) (proposal that would result in a salary decrease below minimum levels specified in employment agreements was excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach existing contracts); Phillips Petroleum Company (March 13, 2002) (proposal to increase chairman and officer salaries by a specific percentage, which action would alter or amend employees' binding compensation arrangements and expose the company to potential litigation, was excludable under Rule 14a-8(i)(2) because it might cause the company to breach an existing compensation agreement); Sensar Corporation (May 14, 2001) (proposal to rescind existing stock option issuances and reauthorize the same with adjustments to the exercise price and other terms was excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach its existing contractual obligations); NetCurrents, Inc. (June 1, 2001) (proposal directing the development of new compensation plans to replace all existing compensation plans, which could not be unilaterally terminated or amended, was excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach existing employment agreements or other contractual obligations); International Business Machines Corporation (February 27, 2000) (proposal requesting Board of Directors to seek termination and renegotiation of an executive's retirement package was excludable under Rule 14a-8(i)(2)); and BankAmerica Corporation (February 24, 1999) (proposal to rescind restricted stock grants and reduce pension benefits under contractual agreements was excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach its existing employment agreements or other contractual obligations).

Accordingly, the Company may omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(2).

B. Rule 14a-8(i)(6) – The Company Lacks The Power Or Authority To Implement The Proposal

The Company may also properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(6) as implementation of the Proposal is beyond the power of the Company to lawfully effectuate.

Rule 14a-8(i)(6) permits the Company to exclude the Proposal from the Proxy Materials if the Company would lack the power or authority to implement the Proposal. The Staff has previously determined that shareholder proposals, the implementation of which would require a company to alter or breach existing contractual obligations, may be excluded from proxy materials under Rule 14a-8(i)(6). *See* Selective Insurance Group (March 24, 2003); The Gillette Company (March 10, 2003); NetCurrents, Inc. (June 1, 2001); and Sensar Corporation (May 14, 2001) (each further discussed in Section II.A. above).

As described in Section II.A. above, the implementation of the Proposal would cause the Company to breach its existing contractual obligations and unilaterally cancel outstanding stock options, and, therefore, is beyond the power of the Company to lawfully effectuate. Accordingly, the Company may omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(6).

C. Rule 14a-8(i)(7) – The Proposal Deals With A Matter Relating To The Company's Ordinary Business Operations

Finally, the Company may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to general compensation issues, i.e., ordinary business operations of the Company. The Staff, in outlining its approach to Rule 14a-8(i)(7) regarding proposals relating to shareholder approval of equity compensation plans, draws a distinction between proposals that relate to the compensation of (i) senior executive officers and directors and (ii) employees other than senior executive officers and directors. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14A – Shareholder Proposals (July 12, 2002) (addressing only proposals relating to shareholder approval of equity compensation plans).

Based on this distinction, proposals relating to senior executive officers' and directors' compensation, without more, are not excludable under Rule 14a-8(i)(7). However, proposals that relate to the compensation of employees other than senior executive officers and directors are considered general employee compensation matters and may be excluded from proxy materials under Rule 14a-8(i)(7) as relating to ordinary business operations. This distinction is also evident in no-action letters issued by the Staff. *See, e.g.,* Ascential Software Corporation (April 4, 2003) (proposal relating to compensation policies and practices that extended beyond senior executive compensation excludable under Rule 14a-8(i)(7)); Phillips Petroleum Co. (March 13, 2002) (proposal affecting salaries of "the Chairman and other officers" excludable under Rule 14a-8(i)(7), unless clarified, because it was not clearly directed only at executive officer compensation); and Lucent Technologies Inc. (November 6, 2001) (proposal to reduce the compensation of "ALL officers and directors" excludable under Rule 14a-8(i)(7) because it related to ordinary business matters).

Here, the Proposal targets broader compensation policies and practices than simply those affecting senior executive officer and director compensation and, therefore, may be excluded from the Proxy Materials. The Proposal is expressly directed at compensation provided in the form of stock options to the "Directors and Officers" of the Company. The "officers" of the Company include individuals who do not qualify as senior executive officers. The "officers" of the Company include both senior executive officers as well as three other employees holding the titles of "officer" or "vice president" who hold stock options which the Proposal would seek to cancel. Indeed, there are eight such non-executive "officers" among the Company and its consolidated subsidiaries.

As such, the Proposal is directed at canceling stock options held by, and thereby affecting the compensation of, not only senior executive officers and directors, but also Company employees who are not senior executive officers or directors. As such, the Company may omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(7) because it is directed at the compensation of employees of the Company other than senior executive officers and directors – thus, relating to a general employee compensation matter.

III. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Proposal is omitted from the Proxy Materials in reliance on subsections (i)(2), (6) and/or (7) of Rule 14a-8.

The Company anticipates that the 2005 Meeting will be held on October 24, 2005 and expects to file its Proxy Materials for the 2005 Meeting with the Commission and commence mailing to shareholders on or about September 23, 2005.

Enclosed please find six copies of this letter, including all exhibits. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to the undersigned in the enclosed pre-addressed, stamped envelope. We are also forwarding concurrently a copy of this letter, and all exhibits, to Mr. Iammarino by overnight mail to advise him of the Company's intention to exclude the Proposal from the Proxy Materials.

If the Staff disagrees with the Company's position, we would appreciate the opportunity to confer with the Staff prior to the issuance of its formal response. If you have any questions or need additional information, please call the undersigned at (614) 365-2743.

Very truly yours,



Fred A. Summer

Enclosures

Copy: Ronald B. Scott, President/CEO, Peoples Ohio Financial Corporation (via Federal Express)
Gregory J. Iammarino (via Federal Express)

EXHIBIT A

6- 2-05; 2:57PM;PEOPLES SAVINGS BANK ;9373393297 # 3/ 5

Gregory J. Iammarino
1955 Woodbine Ct.
Troy, Ohio 45373
Office (937) 440-3400 Ext. 100

June 2, 2005

Ms. Linda Daniel, Secretary
Peoples Ohio Financial Corp.
635 S. Market Street
Troy, Ohio 45373

Via: HAND DELIVERED

Dear Ms. Daniel:

I, Gregory J. Iammarino, of 1955 Woodbine Ct., Troy, Ohio 45373, have owned 4,500 common shares for more than one year. I plan to maintain ownership through the October, 2005 annual shareholders meeting. I would like the following shareholder proposal to be included in the Peoples Ohio Financial Corporation's proxy statement for the 2005 Annual Meeting of Shareholders:

Shareholder Proposal – Cancel all existing stock options held by Directors and Officers of Peoples Ohio Financial Corporation.

"Be it resolved that the shareholders of Peoples Ohio Financial Corporation urge the Peoples Ohio Financial Corporation Board of Directors to arrange for the immediate cancellation of all existing stock options held by Directors and Officers of Peoples Ohio Financial Corporation."

Supporting Statement

The Directors and Officers have **lost $36 Million of shareholder value since 1999,** while they have continued to collect stock options, fees, salaries and bonuses. Viewing performance during the last six years, it is obvious that the Directors and Officers do not know how to restore the lost shareholder value. Such pitiful performance should not be rewarded with stock options, fees and bonuses. My fellow shareholders must take a stand and send a message to our Directors and Officers, that poor performance will not be tolerated **(see Chart 1 below).**

Eventually the Directors and Officers will have collected enough low priced stock options that it may influence their decision to sell the bank at a slight premium to the exercise price of their low priced options. This may leave all the shareholders who paid a higher price for their stock with a loss. I do not think we should saddle our Directors and Officers with such a decision. Canceling all existing stock options now, would relieve them of that burden in the future.

The Directors will recommend that you vote against this proposal. They will tell you that they need stock options to attract top banking talent. The problem with that logic is that it has not worked in the last six years and it is not likely to work in the future. With all the recent bank mergers, there are many available talented bankers looking for jobs who would work without stock options. Why do we have to dilute our shareholder value any further by giving stock options for below average performance by our Directors and Officers?

I urge you to vote for this proposal to send a message that below average performance will not be tolerated.

(Chart 1) PERFORMANCE GRAPH

The following graph and table show the cumulative total return on the Company's (prior to 2002 the Bank's) common shares for the last five fiscal years ended June 30, 2004, compared to the cumulative total return of (i) the SNL Securities All Publicly Traded Thrifts Index and (ii) the Russell 2000 Index.

Cumulative total return on the shares or the indices equals the total increase in value since June 30, 1999, assuming reinvestment of all dividends paid on the shares or the index, respectively. The graph and table were prepared assuming that $100 was invested at the closing price on June 30, 1999 in the Banks shares and in each of the indices. The shareholder returns shown on the performance graph are not necessarily indicative of the future performance of the Company's shares or of any particular index.


Stock Performance
Ohio Thrift
Russell 2000
Ohio Thrifts
Peoples
150
125
100
75
50
25
30-Jun-99
30-Jun-00
29-Jun-01
28-Jun-02
30-Jun-03
30-Jun-04

Pricing Date	Peoples Ohio Financial Corporation*	Ohio Thrift	Russell 2000
6/30/1999	100.00	100.77	100.00
6/30/2000	48.05	71.14	114.32
6/29/2001	35.26	89.47	116.10
6/28/2002	40.09	102.88	105.09
6/30/2003	51.46	107.19	103.37
6/30/2004	52.45	130.76	137.86

* Prior to June 30, 2002, the financial performance is that of the Bank.

Sincerely,

Gregory J. Iammarino

Gregory J. Iammarino

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 20, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peoples Ohio Financial Corporation
Incoming letter dated June 28, 2005

The proposal urges the board to arrange for the immediate cancellation of all existing stock options held by directors and officers of Peoples Ohio.

There appears to be some basis for your view that Peoples Ohio may exclude the proposal under rule 14a-8(i)(7), as relating to Peoples Ohio's ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Peoples Ohio omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Peoples Ohio relies.

Sincerely,



Robyn Manos
Special Counsel